RESIGNATION




          I, John Holt Smith, the President and a director of RP Entertainment, Inc., a Nevada corporation, hereby tender and submit my resignation from all offices but remain as a director of the above named corporation; such resignation to be effective this 25th day of February 2003.


/s/ John Holt Smith
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John Holt Smith